

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-Mail
Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Selected Financial Data, page 25

1. Please revise your table of selected financial data to include disclosure of cash dividends per share, as required by Item 301 of Regulation S-K.

Financial Statements, page 49

Notes to the Consolidated Financial Statements, page 56

Note 1. Summary of Significant Accounting Policies, page 56

Frequent Flyer Program, page 59

Sale of Mileage Credits, page 59

2. We refer to the September 2013 modifications to your American Express agreement that have changed the way you record Sky Miles sold. We note your disclosure that you allocate the consideration received from selling miles to all deliverables based on their relative standalone sales price and you disclose your method for determining your best estimate of selling prices. Please clarify for us, and revise to disclose the timing when revenue is recognized for each deliverable and the classification of the revenue in the statements of operations. In this regard your disclosure indicates that prior to the 2013 amendment you recognized the marketing component as other revenue as related marketing services were provided, but it is not clear how this revenue is recognized or its classification subsequent to the modifications. In addition, please further explain why the effect of this change in accounting standard lowered the deferral rate you use to record miles sold and therefore will increase revenue in future periods. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief